December 19, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attn:  Ms. Sally Samuel

Re:	Wilshire Variable Insurance Trust (the “Registrant”) File Numbers 333-15881, 333-154520 and 811-07917

Dear Ms. Samuel:

In connection with the Registrant’s acceleration requests made on November 26, 2008 and December 16, 2008, this letter is provided to the Securities and Exchange Commission (the “Commission”) with respect to pre-effective amendment No. 1 to the Registrant’s registration statement on Form N-14 (File No. 333-154520) filed with the Commission on November 26, 2008 and post-effective amendment No. 31 to its registration statement on Form N-1A (File No. 333-15881) filed with the Commission on December 16, 2008, respectively.

The Registrant acknowledges the following:

(1)  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3) the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Very truly yours,

WILSHIRE VARIABLE INSURANCE TRUST By: /s/ Lawrence E. Davanzo Name: Lawrence E. Davanzo Title: President